August 18, 2005

Room 4561

Eugene N. Larabie, President
Palomine Mining Inc.
595 Howe Street, Suite 507
Vancouver, BC, CANADA V6C 2T5

Re:	Palomine Mining Inc.
	Amendment no. 4 to Form SB-2
	Filed August 3, 2005
	Registration no. 333-123465

Dear Mr. Larabie:

      We have deferred review of your amendment until we receive the revised geologist`s report that was not included with your correspondence as your letter had indicated. We continue to have concerns regarding the disclosure in the prospectus as compared with that in the geologist`s report. We understand that you are out of the country for a period of time, but we expect you to contact us as soon as possible after you return. If you wish to have Mr. Emas contact us, please arrange for him to do so.

Closing

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3730 with any other questions.

      			Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


CC:	Joseph J. Emas
	Attorney at Law
	1224 Washington Avenue
	Miami Beach, FL 33139
	Fax no. (305) 531-1274